Copa Holdings Announces Monthly Traffic Statistics for July 2014

PANAMA CITY, Aug. 14, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for July 2014:

Operating Data	July	July	% Change	YTD	YTD	% Change
	2014	2013	(YOY)	2014	2013	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,786.5	1,644.7	8.6%	11,868.2	10,852.4	9.4%
RPM (mm) (2)	1,431.1	1,328.3	7.7%	9,264.0	8,333.0	11.2%
Load Factor (3)	80.1%	80.8%	-0.7p.p.	78.1%	76.8%	1.3p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of July 2014, Copa Holdings' system-wide passenger traffic (RPM) increased 7.7% year over year, while capacity increased 8.6%. As a result, system load factor for July 2014 was 80.1%, a 0.7 percentage point decrease when compared to July 2013.

For the month, International capacity represented 99.1% of total capacity. Given that domestic capacity is now less than 1% of total capacity, we will only report consolidated operating data going forward.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 67 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 95 aircraft: 69 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Rafael Arias – Panama
Director-Investor Relations
(507) 304-2431